

FILE NO. 82-34719

Press Release from Securitas AB



July 31, 2003
00:00

Securitas to publish Half-Year Report on Thursday, August 7, 2003

Securitas will publish its January-June Half-Year report 2003 on Thursday, August 7 at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda (times are approximate, CET)
1.00 p.m. Report Release
Also available at www.securitasgroup.com

1.30 p.m. Presentation slides will be available at www.securitasgroup.com
2.00–3.00 p.m. Information meeting:
Securitas Senior Management to present the report and answer questions
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden
To follow the presentation via Internet go to www.securitasgroup.com
To follow the presentation via telephone, call +44 (0) 20 7162 0179
(Listen only)

4.00-5.00 p.m. Q&A - telephone conference for investors and analysts
A short introduction by Securitas Senior Management followed by a Q&A session.
Call in number +44 (0) 20 7162 0180 to listen and ask questions.

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available for ten days on: +44 (0) 20 8288 4459, access code: 560712
The Q&A telephone conference: A telephone-recorded version of the meeting will be available for ten days on: +44 (0) 20 8288 4459, access code: 561732

dlw 8/15

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Further information may be obtained from Henrik Brehmer, Investor Relations,

phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

FILE NO. 82-34719

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

FILE NO. 82-34719


SECURITAS

Securitas AB

Interim Report
January – June 2003

Sales amounted to MSEK 29,400 (33,533)
In the second quarter sales amounted to MSEK 14,581 (16,664)

Organic sales growth was -4 percent (12)
Underlying organic sales growth amounted to 0 percent (8)

The operating margin amounted to 5.9 percent (6.4)

Income before taxes was MSEK 865 (1,128)

Free cash flow amounted to MSEK 377 (1,029),
corresponding to 35 percent (80) of adjusted income

The return on capital employed was 19 percent (19)

Net income for the period was MSEK 538 (664)
Earnings per share after full taxes and after full conversion was SEK 1.52 (1.84)

Interim report January – June 2003

GROUP SUMMARY

The full year forecast

The impact from the slowdown in the economy has increased more than earlier anticipated in the second quarter and is thus foreseen to have a bigger impact on the second half of the year.

- This has primarily affected the Cash Handling Services and is foreseen to affect the full year with a negative impact on operating income of around MSEK 200 compared to the previous forecast, including a slightly higher restructuring cost in Germany.
- To some extent, also the Security Services divisions in Europe and USA have been and are together foreseen to be affected with a negative impact on operating income of around MSEK 100 for the full year compared to the previous forecast.
- The Security Systems and Direct divisions are improving performance both compared to last year and previous forecast.

For the Group this implies, on a full year basis, an underlying organic sales growth of approximately 2 percent and that income before tax is expected to be in line with last year's underlying income before tax, including restructuring charges but excluding exchange rate effects.

The organization

The divisionalization of Securitas has been an important step to further focus the operations. The improved performance in Security Systems and Direct is a result of this stronger focus. The divisionalization will also help to finally solve the Cash Handling Services problems in Germany.

The base going forward

There is a sound underlying improvement that consolidates the different businesses and gives a strong platform for continued growth.

- In Security Services, both Europe and USA show good development in the key drivers:
  - *The contract portfolio* (which generates 90 percent of sales) grows with 4 percent in USA and 6 percent in Europe for the first half of the year, which is faster than the total organic sales growth (which also includes extra shortterm sales affected by the slowdown).
  - *Client retention* continues to improve in USA – up from 84 percent in 2001, 86 percent in 2002 to 88 percent for the first half of the year – and is stable above 90 percent in Europe.
  - *Price and wage increases* continue to be in a positive balance – in USA prices are for the first half of the year up by 2 percent and wages by 1.5 percent, and in Europe prices and wages are up by 4 percent.
  - *Turnover of personnel* is continuing to come down in USA from 70 percent in 2002 to 60 percent for the first half of the year and is stable around 30 percent in Europe.
- In Security Systems and Direct the organic sales growth has increased and is currently outperforming the market. The operating margin is also increasing in both divisions as a result of the continued refinement of the business.
- In Cash Handling Services – though presently depressed by the slow economy and heavy restructuring in Germany – the European countries not affected by the euro introduction (approximately 60 percent of Cash Handling Services Europe) are continuing to show good organic sales growth and stable margins. The euro countries (excluding Germany) continue to have higher margins than the non-euro countries, but on substantially lower volumes than last year's euro-boost. In the USA the business maintains volumes and margins.
- The free cash flow in percent of adjusted income – adjusted for non-recurring payments primarily related to the name change in USA (uniforms etc) – was 60 percent for the first half of the year and 79 percent in the second quarter. The full year free cash flow is expected to come out in line with the group target of 75-80 percent of adjusted income.
- The return on capital employed was 19 percent for the first half of the year.

The comparatives 2001 and 2002

Three effects distort the comparatives from 2001 and 2002:

- Security Services USA and to some extent Security Services Europe were, during the fourth quarter 2001 and the first and second quarter 2002, positively impacted by extra short term sales and income coming as an effect of the events on September 11, 2001. Further more, the aviation security business in USA expanded heavily, as a result of September 11, during the first three quarters of 2002 but was then federalized by the U.S. government during the fourth quarter 2002.
- Secondly, Cash Handling Services Europe had exceptionally high sales and income in the first quarter of 2002, when the euro currency was introduced in Europe.
- Thirdly, the average exchange rate between US dollars and Swedish kronor has decreased during the first half of 2003 by 18 percent from 10.07 to 8.23 compared to 2002.

SALES AND INCOME FOR THE GROUP

April – June 2003

Sales amounted to MSEK 14,581 (16,664). Organic sales growth adjusted for acquisitions and divestments as well as changes in exchange rates amounted to -4 percent (14). Underlying organic sales growth was 0 percent (9) adjusted to reflect the non-recurring effects of the now federalized airport security operations in the U.S.

Operating income before amortization of goodwill amounted to MSEK 835 (1,060), which adjusted for changes in exchange rates of MSEK 58 corresponds to a decrease of 16 percent. Adjusted for the now federalized airport operations in the U.S. the decrease is 12 percent. The operating margin was 5.7 percent (6.4) (6.4 in the underlying business).

SALES APRIL – JUNE MSEK	2003	2002	%
Total sales	**14,581**	**16,664**	***-12***
Acquisitions/Divestitures	-161	-107	
Currency change from 2002	1,456	-	
Organic sales	**15,876**	**16,557**	***-4***
Euro introduction	-	-	
Federalized airport operations	-	-697	
Underlying organic sales	**15,876**	**15,860**	***0***

INCOME APRIL – JUNE MSEK	2003	2002	%
Income before tax	393	563	*-30*
Currency change from 2002	-3	-	
Organic income	390	563	*-31*
Euro introduction	-	-	
Federalized airport operations	-	-45	
Underlying income	390	518	*-25*

Income before taxes amounted to MSEK 393 (563). Adjusted for changes in exchange rates, this corresponds to a decrease of 31 percent. Adjusted for the now federalized airport security operations, the underlying decrease in income before taxes was 25 percent. The ongoing restructuring in the German cash handling business has burdened the income before taxes with losses and restructuring costs of MSEK 118.

The Group's full tax rate was 38.1 percent (40.2). Earnings per share after full taxes and full conversion was SEK 0.69 (0.93).

January – June 2003

SALES JANUARY – JUNE MSEK	2003	2002	%
Total sales	29,400	33,533	*-12*
Acquisitions/Divestitures	-341	-186	
Currency change from 2002	3,056	-	
Organic sales	32,115	33,347	*-4*
Euro introduction	-	-270	
Federalized airport operations	-	-1,010	
Underlying organic sales	32,115	32,067	*0*

Sales amounted to MSEK 29,400 (33,533). Organic sales growth adjusted for acquisitions and divestments as well as changes in exchange rates amounted to -4 percent (12). Underlying organic sales growth was 0 percent (8) adjusted to reflect the non-recurring effects of the introduction of the euro, which took place primarily in the fourth quarter of 2001 and first quarter of 2002, and the now federalized airport security operations in the U.S.

Operating income before amortization of goodwill amounted to MSEK 1,736 (2,137), which adjusted for changes in exchange rates of MSEK 140 corresponds to a decrease of 12 percent. The operating margin was 5.9 percent (6.4 and 6.3 in the underlying business in the first half of 2002).

INCOME JANUARY – JUNE MSEK	2003	2002	%
Income before tax	865	1,128	*-23*
Currency change from 2002	16	-	
Organic income	881	1,128	*-22*
Euro introduction	-	-25	
Federalized airport operations	-	-65	
Underlying income	881	1,038	*-15*

Income before taxes amounted to MSEK 865 (1,128). Adjusted for changes in exchange rates, this corresponds to a decrease of 22 percent. Adjusted for the euro introduction and the now federalized airport security operations, the underlying decrease in income before taxes was 15 percent. The decrease should be seen in the context of sales growth in the first and second quarters of 2002, which was unusually high due to substantial temporary volumes post September 11 in Security Services USA and Security Services Europe and the general economic slowdown. The ongoing restructuring in the German cash handling business has also impacted the income and has burdened the income before taxes with losses and restructuring costs of MSEK 148.

The Group's full tax rate was 37.8 percent (40.3). Earnings per share after full taxes and full conversion was SEK 1.52 (1.84).

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January-June 2003 and 2002

	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Total sales, MSEK	10,577	14,522	11,428	11,050	1,889	1,752	1,024	825	4,482	5,384	29,400	33,533
Organic sales growth, %	*-11*	*11*	*5*	*10*	*6*	*5*	*19*	*13*	*-7*	*36*	*-4*	*12*
Operating income before amortization of goodwill, MSEK	576	875	736	708	197	104	70	50	157	400	1,736	2,137
Operating margin, %	*5.4*	*6.0*	*6.4*	*6.4*	*10.4*	*5.9*	*6.9*	*6.1*	*3.5*	*7.4*	*5.9*	*6.4*
Operating capital employed as % of sales[1)]	*7[3)]*	*6[3)]*	*10*	*11*	*21*	*19*	*28*	*26*	*25*	*25*	*10*	*9*
Capital Employed[2)]	6,990	8,546	7,127	6,979	1,367	1,350	1,136	929	5,304	5,639	21,924	23,443
Return on capital employed, %	*20*	*21*	*22*	*21*	*26*	*16*	*13*	*13*	*10*	*15*	*19*	*19*

1) Adjusted for full year sales of acquired entities 2) Excluding shares in associated companies
3) Calculated after the reversal of the sale of accounts receivable of MSEK 1,777 (1,953)

Security Services USA

April – June 2003

For the quarter, total organic sales growth was -13 percent (14). Organic sales growth adjusted for the now federalized airport operations (MUSD 70 in the second quarter of 2002) was -4 percent. The operating margin was 5.5 percent (6.1).

The second quarter 2003 shows growth in sales and income and an improving margin compared to the first quarter 2003. This development is supported by the development of the portfolio (annualized growth 4 percent) and the development of prices and wages (2 and 1.5 percent annualized respectively).

January – June 2003

For the first half 2003, total organic growth was -11 percent (11). Organic sales growth adjusted for the now federalized airport operations (MUSD 100 for the first half of 2002) was -5 percent. The operating margin was 5.4 percent (6.0).

Sales and organic sales growth				
MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2003	639	646	n/a	n/a
	-10%	*-13%*	*n/a*	*n/a*
2002	707	735	728	668
	9%	*14%*	*13%*	*-4%*
2001	651	644	643	698
	3%	*1%*	*2%*	*7%*

Operating income and operating margin				
MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2003	34	36	n/a	n/a
	5.4%	*5.5%*	*n/a*	*n/a*
2002	43	44	48	44
	6.0%	*6.1%*	*6.5%*	*6.6%*
2001	33	34	37	47
	5.1%	*5.0%*	*5.8%*	*6.7%*

Security Services USA had weaker sales and income in the first half 2003 compared to the first half 2002 due to short term sales in 2002 with higher than average margins as a result of September 11, and due to the loss of sales and income caused by major bankruptcies that occurred during the third quarter 2002.

As planned, more than 100,000 employees in the U.S. changed uniforms on July 1, 2003, at the same time that Security Services USA was brought together under the Securitas name and in one legal entity.

Securitas now has a nationwide cost efficient and focused organization operating under one name. This is starting to improve client retention and reduce turnover of personell. Client retention has during the first half of the year improved from 86 percent to 88 percent. The turnover of personnel has during the same period decreased from 70 percent to 60 percent.

Organic sales growth is expected to improve towards the end of the year and the margin to stay flat or slightly lower than last year (6.2 percent underlying in 2002).

Security Services Europe

April-June 2003

Organic sales growth amounted to 5 percent (11). The operating margin was 6.5 percent (6.6).

January – June 2003

Organic sales growth amounted to 5 percent (10). The decline compared to 2002 is due to a slow-down in the economy and to some extent the temporary sales increase in the corresponding period of the previous year resulting from the events of September 11. The operating margin was 6.4 percent (6.4).

Sales and organic sales growth				
MSEK	**Q1**	**Q2**	**Q3**	**Q4**
2003	5,662	5,766	n/a	n/a
	5%	*5%*	*n/a*	*n/a*
2002	5,420	5,630	5,798	5,746
	8%	*11%*	*9%*	*3%*
2001	4,556	4,741	5,157	5,291
	5%	*5%*	*9%*	*10%*

Operating income and operating margin				
MSEK	**Q1**	**Q2**	**Q3**	**Q4**
2003	358	377	n/a	n/a
	6.3%	*6.5%*	*n/a*	*n/a*
2002	339	369	413	450
	6.3%	*6.6%*	*7.1%*	*7.8%*
2001	284	307	355	387
	6.2%	*6.5%*	*6.9%*	*7.3%*

Spain and Sweden show stronger development than average in organic sales growth and operating margin whereas France still has strong development in organic sales growth but with lower operating margins than last year due to lower price increases than planned. This situation will improve in France but not to the extent as previously expected. The U.K. is now making profit but has not seen the organic sales growth materialize yet.

Both wage and price increases amounts on average to 4 percent on annualized basis. Price negotiations have been harder and have resulted in a flat margin development for the first half of the year. The contract portfolio (approximately 90 percent of sales) has increased by 6 percent on an annualized basis during the first half of the year. The client retention rate is stable above 90 percent.

Going forward, the speed of refinement will increase through time sharing and specialized services. The combination of guard services and electronic systems – combined solutions – will also be a focus. Continued refinement of services is expected to keep organic sales growth around 5 percent and to increase the operating margin slightly compared to last year (7.0 percent in 2002).

Security Systems

April – June 2003

Organic sales growth amounted to 5 percent (9). The operating margin was 12.2 percent (7.0).

January – June 2003

Organic sales growth amounted to 6 percent (5). The operating margin was 10.4 percent (5.9).

In general Security Systems shows stable growth with improved operating margins which is supported by a sound development of the orders received and the service portfolio. Spain, France, Sweden and Norway show higher than average performance in organic sales growth and operating margins. Security Systems USA is continuing to stay in breakeven and has now also reached "break even" in organic sales growth.

The improvement is due to the stabilization of the U.S. portion of the business and further conceptual and organizational development in Europe. All operations in Europe are organized with separate units for installation, maintenance and monitoring. A platform in Germany has been established through the acquisition of Südalarm Wachtel.

For the full year organic sales growth is expected to be higher than last year (6 percent in 2002) and the margin continue to increase (7.5 percent in 2002).

Direct

April – June 2003

Organic sales growth amounted to 17 percent (14) and the operating margin was 7.8 percent (6.3).

January – June 2003

Organic sales growth amounted to 19 percent (13) and the operating margin was 6.9 percent (6.1).

In Direct's traditional operations, a new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period, 54,500 (38,100) new alarms were installed in Direct 's traditional operations, an increase of 43 percent. This raised the total number of connected alarms by 29 percent to 384,700 (298,400).

In Belgacom and the French operations, 8,000 (5,000) new alarms were installed, for a total of 132,800 (125,800) connected alarms. The total number of new installations by Direct thus amounts to 62,500 (43,100) and the number of connected alarms to 517,500 (424,200), an increase by 22 percent compared to the first half of 2002.

Going forward, the focus is on introducing Direct to new markets through organic startups.

For 2003 organic sales growth is expected to be higher than last year (18 percent in 2002) and the operating margin continue to improve (7.3 percent in 2002).

Cash Handling Services

April - June 2003

Organic sales growth amounted to -4 percent (18). The operating margin of 0.6 percent (6.5) was affected negatively by losses and restructuring in Germany with MSEK 118.

January – June 2003

Organic sales growth amounted to -7 percent (36). Adjusted for the euro-introduction, organic sales growth was -2 percent (26). The operating margin was 3.5 percent (7.4). The ongoing restructuring in the German cash handling business has burdened the income before taxes with losses and restructuring costs of MSEK 148.

In 2002 the introduction of the euro generated extra sales and growth with operating margins higher than average. The amounts of notes and coins in distribution during the first quarter 2002 were high and at levels that never occur in business as usual in Cash Handling. The project was a truly non-recurring event for both the Cash Handling industry and the for the banks involved.

In Germany the combination of the heavy workload resulting from the introduction of the euro and new business volumes directly related to assist two major banks with cash management has caused operational inefficiencies and major losses for the division.

The result for the German Cash Handling business was for the first half 2003 MSEK 110 lower than the first half 2002.

A major restructuring is now ongoing, including the elimination of unprofitable contracts, a reduction of the cost structure and the creation of a more specialized and efficient organization. This will partly be achieved by exiting the low margin retail segment and instead focusing on financial institutions. The full year effect of this volume reduction is estimated to MEUR 25-30. The reduction has been completed during the second quarter of 2003.

Most major reductions in the production capacity have been implemented during the second quarter 2003. The workforce has been reduced with more than 900 employees, the fleet by 250 vehicles and the number of branches from 36 to 26. This altogether represents a 40 percent reduction of the cost structure. The wage related costs as percentage of sales will in the third quarter 2003 come down from 60 percent to 50 percent of sales. These activities aim for the German Cash Handling business to reach a breakeven run rate at the end of the year.

During the time of the euro introduction in Germany a reconciliation shortage with one major customer occurred. Such differences appear from time to time in Cash Handling Services and are normally resolved within a period of months and explained by temporary timing and matching differences in the customer's different accounts. In this case the differences remain in spite of joint investigations by the customer and Securitas. At the present stage of the investigation, which is still ongoing, the difference amounts to MEUR 40.4 and any resulting claim on Securitas from this investigation, is expected to be covered by insurance.

The rest of the Cash Handling Services business in Europe excluding Germany shows acceptable development. Organic sales growth in non-euro countries is 10 percent. For the euro countries the organic sales growth is held back by the weak economy and temporary slower activity after the euro introduction. The operating margin is 7.6 percent, operating cash flow is 95 percent and return on capital employed 21 percent. This development is expected to improve for the rest of the year.

Cash Handling Services USA has had a slower than expected first half of 2003 with organic sales growth of 0 percent and flat margins compared to the first half 2002. The loss of a major customer contract and lower short term sales than last year due to the economic slow down has not been fully compensated and price increases have stayed at the same level as the wage increases. The weaker than expected volume and margin development is expected to continue the rest of the year. In order to partly compensate this development, more focus will be on reducing the cost structure, which is 3 percentage points higher than in Europe. The acquisition of AMSA will support this development.

For 2003 organic sales growth will be burdened by the German restructuring project. The operating margin is expected to decrease compared to last year (7.5 percent in 2002).

CASH FLOW

April - June 2003

Operating income before amortization of goodwill amounted to MSEK 835 (1,060). Net investments in fixed assets after depreciation totaled MSEK -27 (-150). Changes in other operating capital employed amounted to MSEK -292 (-2). Cash flow from operating activities was MSEK 517 (908), equivalent to 62 percent (86) of operating income before amortization of goodwill. Adjusted for non-recurring payments of MSEK 280, mainly related to the one company project in Security Services USA, the cash flow from operating activities was MSEK 797, equivalent to 95 percent of operating income before amortization of goodwill .

Free cash flow was MSEK 132 (683), equivalent to 25 percent (106) of adjusted income. Free cash flow, excluding the above mentioned non-recurring payments of MSEK 280, was MSEK 412, equivalent to 79 percent of adjusted income.

January – June 2003

Operating income before amortization of goodwill amounted to MSEK 1,736 (2,137). Net investments in fixed assets after depreciation totaled MSEK -130 (-156). Changes in other operating capital employed amounted to MSEK -773 (-334). The average number of outstanding account receivable days in the Group, calculated in local currencies, was 43 (43 days as of December 31, 2002). Cash flow from operating activities was MSEK 833 (1,647), equivalent to 48 percent (77) of operating income before amortization of goodwill. Adjusted for non-recurring payments of MSEK 280 mainly related to the one company project in Security Services USA the cash flow from operating activities was MSEK 1,113 equivalent to 64 percent of operating income before goodwill amortization.

The reduction in income taxes paid is the result of bringing forward tax-deductible charges in the U.S. on insurance-related claim reserves in connection with the Group's internal reinsurance of these risks through a newly established reinsurance company in Ireland. This one-time effect, which occurred in the fourth quarter of 2002, has resulted in lower income tax payments during the first quarter 2003.

Free cash flow was MSEK 377 (1,029), equivalent to 35 percent (80) of adjusted income. Free cash flow, excluding the above mentioned non-recurring payments of MSEK 280, was MSEK 657, equivalent to 60 percent of adjusted income.

Free cash flow as a percent of adjusted income for the full year is expected to be in line with the group target 75 – 80 percent. This includes the full year effects of the non-recurring payments.

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,781 (4,891 as of December 31, 2002), corresponding to 10 percent (7 as of December 31, 2002) of sales adjusted for full-year sales of acquired units. Acquisitions have increased operating capital employed by MSEK 155 during the first half of 2003 whereof MSEK 114 during the second quarter. Restructuring provisions amounted to MSEK 70 (54 as of December 31, 2002).

The return on capital employed was 19 percent (19).

The Group's total capital employed was MSEK 21,924 (21,563 as of December 31, 2002). Acquisitions increased consolidated goodwill by MSEK 1,039 during the first half of 2003 whereof MSEK 845 during the second quarter. The translation of foreign capital employed to Swedish kronor reduced the Group 's capital employed by MSEK 986.

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 159, of which MSEK 2 pertains to share capital and MSEK 157 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 2,002,991 to 365,058,897 as of June 30, 2003. The 1998/2003 convertible debenture loan has been converted per March 31 except for MSEK 5 that were not converted. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

A dividend of MSEK 730 was paid to shareholders during the second quarter.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 59 (27).

The interest cover ratio amounted to 5.2 (4.6).

The net debt equity ratio was 0.97 (0.85 as of December 31, 2002).

The Group's net debt amounted to MSEK 10,801 (9,887 as of December 31, 2002). Acquisitions during the first half of 2003 increased the Group 's net debt by MSEK 1,207, of which purchase payments accounted for MSEK 1,169, assumed net debt for MSEK 25 and restructuring costs paid for MSEK 13.

The Group's net debt decreased by MSEK 464 during the first half of 2003 due to the translation of net debt in foreign currency to Swedish kronor.

Shareholders' equity amounted to MSEK 11,108 (11,663 as of December 31, 2002). The translation of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 522 during the first half of 2003.

ACQUISITIONS

Acquisitions January-June 2003 (MSEK)

Company	Division [1]	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance					**16,672**	54
VNV, Netherlands [6]	Security Services	-	632	632	632	-
Armored Motor Services of America, USA	Cash Handling	440	288	288	150	15
Lincoln Security, USA	Security Services	229	117	142	124	9
Respond Inc, USA	Cash Handling	125	63	63	57	-
Ebro Vigilancia & Seguridad, Spain	Security Services	85	24	25	18	3
Other acquisitions [7]		77	45	44	58	6
Total acquisitions January – June 2003		**n/a**	**1,169**	**1,194**	**1,039**	33
Amortization of goodwill/utilization of provisions for restructuring					-560	-13
Exchange rate differences					-1,008	-4
Closing balance					**16,143**	70

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Additional payment 7) Pharmacia, Sweden, Södra Norrlands Bevakning, Sweden (additional payment), Garm Larmcentral, Sweden (additional payment) Förenade Vakt, Sweden (additional payment), Inter Security, Finland, Rühl, Germany, Belgacom, Belgium, Koetter Security Hungaria KFT, Hungary, contract portfolio, Poland, IRG, USA, Great Lakes Armored, USA, Loomis, USA (deferred consideration)

Acquisitions raised sales by MSEK 341 during the first half of 2003 and Group goodwill by MSEK 1,039, leading to an increase of MSEK 72 in annual goodwill amortization.

Respond Inc., USA

In January 2003, Cash Handling Services USA acquired Respond Inc., with 440 employees and annual sales of MUSD 15 (MSEK 125). Respond is an ATM services company with activities in seven states. The acquisition will strengthen Securitas' operations in the western U.S.

The enterprise value (purchase price and assumed net debt) was MUSD 7.4 (MSEK 63). Goodwill from the acquisition amounts to MUSD 6.7 (MSEK 57) and will be amortized over ten years.

The acquisition, which is consolidated from January 1, 2003, will contribute positively to the income of the Securitas Group in 2003.

Lincoln Security, USA

In March 2003, Security Services USA acquired Lincoln Security in California, with 2,900 employees and annual sales in 2002 of MUSD 27 (MSEK 229). The company provides guard services in California, Nevada and Oregon. The acquisition will strengthen Securitas' position in the southern California region and provide access to new market segments.

The enterprise value (purchase price and assumed net nebt) was MUSD 16.7 (MSEK 142). Goodwill from the acquisition amounts to MUSD 14.6 (MSEK 124) and will be amortized over ten years.

The acquisition, which is consolidated as from April 1, 2003, will contribute positively to the income of the Securitas Group in 2003.

VNV, Netherlands

In April 2003, a planned deferred purchase price payment of MSEK 632 was made for the VNV acquisition.

Ebro Vigilancia & Seguridad SA, Spain

In June 2002, Security Services Europe acquired Ebro Vigilancia & Seguridad SA in Zaragoza, Spain in order to strengthen its operations in the Aragon region.

Ebro Vigilancia & Seguridad SA has annual sales in guarding of MEUR 9 (MSEK 85), 300 employees and an operating margin of 7 percent. The enterprise value (purchase price and assumed net debt) was MEUR 2.8 (MSEK 25). The goodwill of MEUR 1.9 (MSEK 18) will be amortized over five years. The acquisition, which is consolidated from June 1, 2003, will contribute positively to the income of the Securitas Group in 2003.

Armored Motor Services of America, USA

In June 2003, Securitas Cash Handling Services USA has, through Loomis, acquired Armored Motor Services of America ("AMSA"). AMSA, which is a leading privately held cash handling services company, will strengthen and extend Securitas U.S. Cash Handling Services network in the key Northeastern market, primarily in New England and upstate New York.

AMSA has annual sales of MUSD 55 (MSEK 440), 1,300 employees and activities in eight Northeastern states. The company's sales are split between transportation (46 percent), cash processing (20 percent), ATM related services (21 percent) and other services (13 percent), mainly coin wrapping and courier services. In 2002, AMSA had an organic sales growth of approximately 7 percent and an operating margin of 9 percent. The majority of the company's customers are financial institutions. There will be synergies both in operational efficiency and cost structure.

The net enterprise value (purchase price and assumed net debt) was MUSD 32.0 (MSEK 250) including tax effects on goodwill amortization of MUSD 4.0 (MSEK 38). Goodwill amounts to MUSD 18.8 (MSEK 150) to be amortized over ten years.

AMSA, which is consolidated from June 30, 2003, will contribute positively to the income of the Securitas Group in 2003.

Südalarm Wachtel, Germany

In July 2003, Security Systems entered an agreement to acquire Südalarm Wachtel in Stuttgart with annual sales of MEUR 14 (MSEK 128) and 120 employees. The company, which was founded in 1945, is mainly active in installation and maintenance of security systems for large and middle-sized companies and will create a platform for Security Systems in Germany enabling Securitas to offer its German clients combined guard services and systems solutions.

The enterprise value (purchase price and assumed net debt) was MEUR 5.3 (MSEK 48). The goodwill of MEUR 3.5 (MSEK 32) will be amortized over ten years.

The acquisition, which will be consolidated in the Securitas Group from August 1, 2003, will have no impact on the income of the Securitas Group in 2003.

IMPORTANT EVENTS

Changes in the Board of Directors

The Annual General Meeting held on April 8, 2003 decided that the Board will have nine members. Annika Bolin was elected a new board member.

Nomination Committee

The Annual General Meeting resolved to establish a nomination committee. Gustaf Douglas and Melker Schörling were appointed members of the Nomination Committee and they will designate two representatives of major institutional shareholders during the third quarter 2003 for consultation. These representatives will be announced in Securitas' interim report for January-September 2003.

Update on the events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual reports for 2001 and 2002.

Together with American Airlines and other parties, Globe is a defendant in 35 lawsuits pertaining to the events of September 11, 2001. In 29 of these suits, other Securitas companies are named as defendants. In all the suits, a number of parties other than Globe and other Securitas companies are co-defendants. 28 suits pertain to persons who died and seven relate to damage to property and businesses owing to the events of September 11. Globe Aviation Services and the other companies in the Group named as defendants plan to challenge these suits.

None of the suits are expected to impact Securitas's business operations or financial position.

PARENT COMPANY OPERATIONS

The parent company Securitas AB, conducts no business operations. Securitas AB contains only Group Management and support functions.

ACCOUNTING PRINCIPLES

In preparing this interim report, Securitas has applied the accounting principles in Note 1 on pages 52 to 53 of the published annual report for 2002. The new recommendations from the Swedish Financial Accounting Standards Council, which entered into force on January 1, 2003 are applied in this report. The application has not necessitated any adjustments of previously reported periods.

THE GROUP'S DEVELOPMENT

For 2003 an underlying organic sales growth of approximately 2 percent is expected and income before tax is expected to be in line with the underlying income before tax 2002, including restructuring charges but excluding exchange rate effects.

STOCKHOLM, AUGUST 7, 2003



Thomas Berglund
President and Chief Executive Officer

Review report

We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, August 7, 2003
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Chief Auditor

Anders Lundin
Authorized Public Accountant

Income

MSEK	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002	Jan-Dec 2001
Sales, continuing operations	14,420.4	15,513.6	29,059.6	30,716.2	61,580.8	47,999.5
Sales, acquired businesses	160.5	1,150.6	340.6	2,816.6	4,104.5	12,364.1
Total sales	**14,580.9**	**16,664.2**	**29,400.2**	**33,532.8**	**65,685.3**	**60,363.6**
Organic sales growth, % [1]	*-4*	*14*	*-4*	*12*	*8*	*7*
Production expenses [2]	-11,326.0	-12,827.4	-22,840.8	-25,842.8	-50,625.0	-46,601.1
Gross income	**3,254.9**	**3,836.8**	**6,559.4**	**7,690.0**	**15,060.3**	**13,762.5**
Selling and administrative expenses [2]	-2,419.8	-2,776.6	-4,823.5	-5,553.5	-10,601.9	-9,908.0
Operating income before amortization of goodwill	**835.1**	**1,060.2**	**1,735.9**	**2,136.5**	**4,458.4**	**3,854.5**
Operating margin, %	*5.7*	*6.4*	*5.9*	*6.4*	*6.8*	*6.4*
Amortization of goodwill	-282.7	-288.4	-559.6	-591.8	-1,164.5	-1,089.8
Operating income after amortization of goodwill	**552.4**	**771.8**	**1,176.3**	**1,544.7**	**3,293.9**	**2,764.7**
Net financial items	-159.5	-208.7	-311.2	-417.0	-782.3	-862.8
Income before taxes	**392.9**	**563.1**	**865.1**	**1,127.7**	**2,511.6**	**1,901.9**
Net margin, %	*2.7*	*3.4*	*2.9*	*3.4*	*3.8*	*3.2*
Current taxes	-155.9	-205.6	-336.3	-437.9	-620.8	-548.3
Deferred taxes	6.3	-20.9	9.6	-16.2	-376.2	-170.0
Minority share in net income	-0.4	-4.6	-0.3	-9.3	-28.8	-0.9
Net income for the period	**242.9**	**332.0**	**538.1**	**664.3**	**1,485.8**	**1,182.7**

Cash flow

Operating cash flow MSEK	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002	Jan-Dec 2001
Operating activities						
Operating income before amortization of goodwill	835.1	1,060.2	1,735.9	2,136.5	4,458.4	3,854.5
Investments in fixed assets	-411.1	-518.3	-889.7	-897.8	-1,746.1	-1,764.3
Depreciation (excluding amortization of goodwill)	384.3	368.4	760.0	741.5	1,493.5	1,377.2
Changes in other operating capital employed [3]	-291.7	-2.4	-773.0	-333.6	982.4	-164.0
Cash flow from operating activities	**516.6**	**907.9**	**833.2**	**1,646.6**	**5,188.2**	**3,303.4**
Cash flow from operations, %	*62*	*86*	*48*	*77*	*116*	*86*
Net financial items paid [3]	-119.8	-197.6	-244.7	-348.5	-794.6	-774.6
Income taxes paid [3]	-264.7	-27.7	-211.2	-268.9	-678.2	-575.5
Free cash flow	**132.1**	**682.6**	**377.3**	**1,029.2**	**3,715.4**	**1,953.3**
Free cash flow, % [4]	*25*	*106*	*35*	*80*	*122*	*80*
Cash flow from investing activities, acquisitions	-966.7	-411.0	-1,207.0	-1,316.4	-1,709.7	-3,001.5
Cash flow from financing activities	271.8	214.6	598.4	885.2	29.5	-121.1
Cash flow for the period	**-562.8**	**486.2**	**-231.3**	**598.0**	**2,035.2**	**-1,169.3**

Cash flow MSEK	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002	Jan-Dec 2001
Cash flow from operations	543.2	1,200.9	1,267.0	1,927.0	5,461.5	3,717.6
Cash flow from investing activities	-1,377.8	-929.3	-2,096.7	-2,214.2	-3,455.8	-4,765.8
Cash flow from financing activities	271.8	214.6	598.4	885.2	29.5	-121.1
Cash flow for the period	**-562.8**	**486.2**	**-231.3**	**598.0**	**2,035.2**	**-1,169.3**

Change in net debt MSEK	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002	Jan-Dec 2001
Opening balance	**-9,603.0**	**-12,883.6**	**-9,886.8**	**-12,582.6**	**-12,582.6**	**-12,418.8**
Cash flow for the period	-562.8	486.2	-231.3	598.0	2,035.2	-1,169.3
Change in loans	-930.7	-786.3	-1,147.2	-1,436.7	-414.0	2,452.7
Change in net debt before translation differences	**-1,493.5**	**-300.1**	**-1,378.5**	**-838.7**	**1,621.2**	**1,283.4**
Translation differences	295.2	769.0	464.0	1,006.6	1,074.6	-1,447.2
Change in net debt	**-1,198.3**	**468.9**	**-914.5**	**167.9**	**2,695.8**	**-163.8**
Closing balance	**-10,801.3**	**-12,414.7**	**-10,801.3**	**-12,414.7**	**-9,886.8**	**-12,582.6**

Capital employed and financing

MSEK	30 Jun 2003	31 Mar 2003	31 Dec 2002	30 Jun 2002	31 Mar 2002	31 Dec 2001
Operating capital employed	**5,780.6**	**5,316.6**	**4,890.9**	**6,163.7**	**5,644.9**	**5,854.1**
Return on operating capital employed, %	*76*	*84*	*83*	*73*	*73*	*61*
Operating capital employed as % of sales [5]	*10*	*9*	*7*	*9*	*8*	*9*
Goodwill	16,143.3	16,214.4	16,672.2	17,279.2	18,931.7	18,639.9
Shares in associated companies	-	-	-	3.1	10.7	42.4
Capital employed	**21,923.9**	**21,531.0**	**21,563.1**	**23,446.0**	**24,587.3**	**24,536.4**
Return on capital employed, % [6]	*19*	*20*	*21*	*19*	*17*	*16*
Net debt	**-10,801.3**	**-9,603.0**	**-9,886.8**	**-12,414.7**	**-12,883.6**	**-12,582.6**
Minority interest	**14.4**	**13.6**	**13.2**	**4.4**	**0.8**	**17.5**
Shareholders' equity	**11,108.2**	**11,914.4**	**11,663.1**	**11,026.9**	**11,702.9**	**11,936.3**
Net debt equity ratio/multiple	*0.97*	*0.81*	*0.85*	*1.13*	*1.10*	*1.05*

Notes 1-6 refer to page 11

Balance Sheet

MSEK	30 Jun 2003	31 Mar 2003	31 Dec 2002	30 Jun 2002	31 Mar 2002	31 Dec 2001
ASSETS						
Fixed assets						
Goodwill	16,143.3	16,214.4	16,672.2	17,279.2	18,931.7	18,639.9
Other intangible fixed assets	298.0	301.3	263.0	288.0	280.3	295.4
Tangible fixed assets	5,262.1	5,247.7	5,256.5	5,136.2	5,163.5	5,182.2
Shares in associated companies	-	-	-	3.1	10.7	42.4
Non-interest bearing financial fixed assets	2,656.0	2,618.3	2,734.2	3,156.4	3,399.8	3,485.0
Interest bearing financial fixed assets	144.1	148.0	147.3	145.8	69.6	83.9
Total fixed assets	**24,503.5**	**24,529.7**	**25,073.2**	**26,008.7**	**27,855.6**	**27,728.8**
Current assets						
Non-interest bearing current assets	9,880.5	9,412.0	9,552.6	10,180.8	10,727.2	10,367.9
Cash and liquid funds	2,371.6	3,065.3	2,851.2	1,423.0	1,021.6	978.6
Total current assets	**12,252.1**	**12,477.3**	**12,403.8**	**11,603.8**	**11,748.8**	**11,346.5**
TOTAL ASSETS	**36,755.6**	**37,007.0**	**37,477.0**	**37,612.5**	**39,604.4**	**39,075.3**

MSEK	30 Jun 2003	31 Mar 2003	31 Dec 2002	30 Jun 2002	31 Mar 2002	31 Dec 2001
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Restricted equity	7,094.9	7,516.0	7,823.7	7,501.5	8,042.0	8,452.3
Non-restricted equity	4,013.3	4,398.4	3,839.4	3,525.4	3,660.9	3,484.0
Total shareholders' equity	**11,108.2**	**11,914.4**	**11,663.1**	**11,026.9**	**11,702.9**	**11,936.3**
Equity ratio, %	*30*	*32*	*31*	*29*	*30*	*31*
Minority interest	**14.4**	**13.6**	**13.2**	**4.4**	**0.8**	**17.5**
Provisions						
Interest bearing provisions [7]	35.2	35.7	34.8	49.3	48.2	33.6
Non-interest bearing provisions [7]	2,263.6	2,338.8	2,433.9	2,586.2	2,944.4	3,129.3
Total provisions	**2,298.8**	**2,374.5**	**2,468.7**	**2,635.5**	**2,992.6**	**3,162.9**
Long-term liabilities						
Non-interest bearing long-term liabilities	163.4	164.2	231.2	364.3	324.7	352.8
Interest bearing long-term liabilities [7]	11,372.3	11,444.2	11,397.5	11,961.0	11,021.9	11,402.9
Total long-term liabilities	**11,535.7**	**11,608.4**	**11,628.7**	**12,325.3**	**11,346.6**	**11,755.7**
Current liabilities						
Non-interest bearing current liabilities [7]	9,889.0	9,759.7	10,250.3	9,647.2	10,656.8	9,994.3
Interest bearing current liabilities [7]	1,909.5	1,336.4	1,453.0	1,973.2	2,904.7	2,208.6
Total current liabilities	**11,798.5**	**11,096.1**	**11,703.3**	**11,620.4**	**13,561.5**	**12,202.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**36,755.6**	**37,007.0**	**37,477.0**	**37,612.5**	**39,604.4**	**39,075.3**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance	**363.1**	**7,460.6**	**3,839.4**	**11,663.1**
Translation differences	-	-568.6	46.5	-522.1
Transfer between restricted & non-restricted reserves	-	-319.4	319.4	-
Net income for the period	-	-	538.1	538.1
Dividend	-	-	*-730.1*	*-730.1*
Conversion	2.0	157.2	-	159.2
Closing balance	**365.1**	**6,729.8**	**4,013.3**	**11,108.2**

Data per share

SEK	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002	Jan-Dec 2001
Share price, end of the period	82.00	189.00	82.00	189.00	104.00	199.00
Earnings after current taxes, after full conversion	0.67	0.98	1.49	1.89	5.14	3.73
Earnings after full taxes, before full conversion	0.67	0.92	1.48	1.84	4.10	3.30
Earnings after full taxes, after full conversion	0.69	0.93	1.52	1.84	4.14	3.27
Dividend	-	-	-	-	2.00	1.50
P/E-ratio after full conversion	-	-	-	-	25	61
Number of shares outstanding	365,058,897	362,367,166	365,058,897	362,367,166	363,055,906	361,081,321
Average number of shares outstanding	365,058,897	361,851,668	364,558,149	361,530,207	362,068,889	358,098,487
Number of shares after full conversion	382,408,810	382,473,261	382,408,810	382,473,261	382,473,261	365,123,348
Average number of shares after full conversion	382,408,810	376,689,957	382,424,923	370,906,652	376,689,957	365,123,348

Further information regarding earnings per share

MSEK	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002	Jan-Dec 2001
Net income for the period	242.9	332.0	538.1	664.3	1,485.8	1,182.7
Interest cost for the convertible loan, net of 28% tax	20.2	17.6	42.8	19.6	73.7	10.2
Net income used in data per share calculations	263.1	349.6	580.9	683.9	1,559.5	1,192.9

Note 7 refer to page 11

KEY FIGURES – THE GROUP, HALF YEAR 1999-2003

Total sales & Organic sales growth, H1 1999-2003


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
H1-99 H1-00 H1-01 H1-02 H1-03
Total sales, MSEK
Organic sales growth, %

Operating income & Operating margin, H1 1999-2003


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
8.0%
6.0%
4.0%
2.0%
0.0%
H1-99 H1-00 H1-01 H1-02 H1-03
Operating income, MSEK
Operating margin, %

Income before taxes & Free cash flow, H1 1999-2003


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
H1-99 H1-00 H1-01 H1-02 H1-03
Income before taxes, MSEK
Free cash flow, MSEK

Capital employed & Return on capital employed, H1 1999-2003


30,000
25,000
20,000
15,000
10,000
5,000
0
20%
15%
10%
5%
0%
H1-99 H1-00 H1-01 H1-02 H1-03
Capital employed, MSEK
ROCE, %

Interest cover ratio & Net debt/ equity ratio, H1 1999-2003


8
6
4
2
0
1.5
1
0.5
0
H1-99 H1-00 H1-01 H1-02 H1-03
Interest cover ratio, /
Net debt/equity ratio, /

Earnings per share after full taxes, H1 1999-2003


2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
H1-99 H1-00 H1-01 H1-02 H1-03
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales April- June and January - June under the section Sales and Income for the Group.

2) Branch office expenses, which were previously reported as Production expenses, have been reclassified and are now included in Selling and administrative expenses. Comparative figures have been adjusted by MSEK 1,313.6 for Q2 2002, MSEK 2,710.1 for half-year 2002 and MSEK 5,377.0 for full-year 2001.

3) The statement of cash flow has been adjusted to include changes in accrued financial items on the line Net financial items paid and changes in current tax assets and liabilities on the line Income taxes paid. The offset to these changes is included in the line Changes in other operating capital employed. Comparative figures for cash flow from operating activities have been adjusted by MSEK -189.0 for Q2 2002, MSEK -237.5 for half-year 2002, MSEK 69.7 for full year 2002 and MSEK -61.0 for full-year 2001. Free cash flow is not affected by the changes.

4) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

5) Adjusted for the full year sales of acquired entities.

6) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

7) Interest bearing provisions have been reported separately. Previously they were reported under Interest bearing long-term liabilities. Non-interest bearing provisions include restructuring provisions that were previously reported under Non-interest bearing current liabilities. Restructuring provisions amount to MSEK 70.0 as of June 30, 2003. Convertible debenture loan 1998/2003, has been reclassified from Interest bearing long-term liabilities to Interest bearing current liabilities as of March 31, 2002. Convertible debenture loan 1998/2003 expired in its entirety on February 28, 2003.